Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 11 DATED MARCH 9, 2011

TO THE PROSPECTUS DATED APRIL 13, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2010, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 9 dated December 1, 2010 and Supplement No. 10 dated December 21, 2010. Terms used and not otherwise defined in this Supplement No. 11 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose:

•	the status of our public offering;

•	the authorization by our board of directors to pursue the potential acquisition of a necessity retail center located in North Las Vegas, Nevada;

•	changes to our management and the management of our advisor; and

•	the approval by our board of directors of certain operating expenses.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of March 4, 2011, we had received and accepted investors’ subscriptions for and issued 2,564,592 shares of our common stock in our initial public offering, including 44,687 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $25,326,070. As of March 4, 2011, approximately 97,480,095 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum amount has been sold.

Authorization by Our Board of Directors to Pursue a Potential Property Acquisition

On February 25, 2010, our board of directors authorized our officers to pursue the acquisition of Craig Promenade, a necessity retail center located in North Las Vegas, Nevada. Craig Promenade is comprised of 109,250 square feet, which includes 91,750 rentable square feet and two land parcels consisting of 17,500 buildable square feet that can be sold, ground leased or developed. Craig Promenade is located in the center of the Craig Road retail corridor of Las Vegas near Home Depot, Wal-Mart and Target stores. Craig Promenade was constructed in 2005, is 77.5% leased and anchored by Big Lots, a national retailer. Other nationally recognized tenants comprise 41.9% of the total current occupancy at Craig Promenade and include Carl’s Jr., Popeyes Louisiana Kitchen and MetroPCS Communications, Inc.

The following sets forth additional information on the significant tenants at the Craig Promenade:

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Tenant	Rentable Square Feet	Approximate Percentage of Rentable Square Feet	Lease Expiration

Big Lots	30,223	32.9%	January 2016
Party Pro	15,349	16.73%	February 2013
Carl Jr.	3,198	3.49%	January 2017
MetroPCS	2,888	3.14%	April 2013
Popeyes Louisiana Kitchen	2,157	2.35%	May 2017

An affiliate of our sponsor has entered into a purchase agreement to acquire Craig Promenade for a purchase price of $12,800,000, or $139.51 per square foot, a 43.9% discount to the original loan balance on the property. The capitalization rate for Craig Promenade is 8.07% based on in-place occupancy. Capitalization rates represent a widely followed measure of initial yield on investment. The capitalization rate of a property is determined by dividing “net income” of the property by the purchase price of the property. We anticipate funding the acquisition of Craig Promenade with the proceeds from our public offering and financing from our existing line of credit with KeyBank National Association. The assignment of the purchase agreement and our acquisition of Craig Promenade are subject to certain conditions to closing, including our ability to raise sufficient capital in our ongoing public offering to fund a portion of the purchase price and the absence of material adverse developments at the property. There is no assurance that we will close the acquisition of Craig Promenade.

Changes to Our Management and the Management of Our Advisor

On January 23, 2011, Christopher S. Cameron notified us of his resignation from his positions as our Chief Financial Officer, Treasurer and Secretary, effective April 1, 2011. On February 25, 2011, in connection with the appointment of his successor (as discussed below), Mr. Cameron notified us that his resignation from his positions as our Chief Financial Officer, Treasurer and Secretary would take effect on March 14, 2011, as opposed to April 1, 2011. Mr. Cameron’s resignation from his positions as the Chief Financial Officer, Treasurer and Secretary of our advisor will also take effect on March 14, 2011.

On February 25, 2011 our board of directors appointed James R. Wolford to serve as our Chief Financial Officer, Treasurer and Secretary, effective as of March 14, 2011. Mr. Wolford will also serve as the Chief Financial Officer, Treasurer and Secretary of our advisor, effective as of March 14, 2011.

Mr. Wolford, age 56, will be responsible for the administration of finance and accounting matters for both our company and our sponsor, Thompson National Properties, LLC. Mr. Wolford has over 30 years of real estate finance, accounting and SEC experience. From April 2010 until joining us, Mr. Wolford served as the Chief Financial Officer of Pacific Office Properties Trust, Inc. (AMEX: PCE). From 2004 until 2010, Mr. Wolford served as the Chief Financial Officer for Bixby Land Company. Mr. Wolford holds an M.B.A. in Finance and Accounting and a bachelor’s degree from the University of Southern California. Mr. Wolford is a member of the Executive Committee for Lusk Company and is a licensed real estate broker.

The Approval by Our Board of Directors of Certain Operating Expenses

Our charter and our advisory agreement with our advisor provide that at the end of any 12-month period our advisor shall reimburse us the amount by which our aggregate operating expenses for such period exceeded the greater of 2% of average invested assets or 25% of net income, which we refer to as the “2%/25% Guideline,” unless a majority of the independent directors makes a finding that, based on unusual and non-recurring factors that they deem sufficient, the excess operating expenses are justified. For the year ended December 31, 2010, our total operating expenses exceeded the 2%/25% Guideline.

On February 25, 2011, the independent directors unanimously determined the excess amount of operating expenses for the fiscal year ended December 31, 2010 was justified because (1) the amounts reflect legitimate operating expenses necessary for the operation of our business, (2) we are currently in our acquisition and development stage, (3) certain of our properties are not yet stabilized, and (4) we are continuing to raise capital in our initial public offering, but the expenses incurred as a result of being a public company (including for audit and legal services, director and officer liability insurance and fees for directors) are disproportionate to our average invested assets and net income and such expenses will benefit us and our stockholders in future periods. The independent directors further resolved, however, that our advisor will be required to repay us any portion of such excess amount to the extent that, as of the termination of the advisory agreement, our aggregate operating expenses as of such date exceed the 2%/25% Guideline for all prior periods.

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